UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2020

Commission File Number: 001-33773

B COMMUNICATIONS LTD.

(Translation of registrant’s name into English)

2 Dov Friedman Street, Ramat Gan 5250301, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Results of Extraordinary Shareholder Meeting

On February 13, 2020, B Communications Ltd. (“BCOM” or the “Company”) held an extraordinary general meeting of shareholders (the “Meeting”) at BCOM’s offices, located at 2 Dov Friedman Street, Ramat Gan 5250301, Israel. At the Meeting, BCOM’s shareholders voted on two proposals, each of which is listed below and was described in more detail in the proxy statement for the Meeting, which was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that BCOM furnished to the Securities and Exchange Commission on January 9, 2020. That description is incorporated by reference herein.

Based on the presence in person or by proxy of the requisite quorum of our outstanding ordinary shares, par value 0.1 New Israeli Shekels per share, at the Meeting, each of the following numbered proposals, which was presented for a vote at the Meeting, was approved by the requisite majority of our shareholders under the Israeli Companies Law, 5759-1999:

(1) Approval of an amendment to the articles of association of the Company, in order to comply with the terms of the control permit applicable to the holdings of the Company in Bezeq - The Israeli Telecommunications Corp.; and

(2) Approval of the compensation terms of the new Chief Executive Officer of the Company, Mr. Tomer Raved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD.

Date: February 13, 2020	By:	/s/ Itzik Tadmor
Name: Itzik Tadmor
Title: Chief Financial Officer

3